                             MARTIN CURRIE BUSINESS TRUST
                                EMERGING AMERICAS FUND








                                    ANNUAL REPORT

                                    APRIL 30, 1997

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                      PROFILE AT APRIL 30, 1997



OBJECTIVE    Long-term capital appreciation through active management of a diversified portfolio of equities in countries of the Western
             Hemisphere with emerging markets and developing economies.

LAUNCH DATE  September 19, 1994

FUND SIZE    $194.6m

PERFORMANCE  Total return from May 1, 1996 through April 30, 1997

             - MCBT - Emerging Americas Fund (excluding all transaction
               fees)                                                     + 23.5%
             - MCBT - Emerging Americas Fund (including all transaction
               fees)                                                     + 19.3%
             - The Morgan Stanley Capital International Latin America
               (Free) Index                                              + 33.3%

             Annualized total return from September 19, 1994 through April 30, 1997

             - MCBT - Emerging Americas Fund (excluding all transaction
               fees)                                                      (1.9%)
             - MCBT - Emerging Americas Fund (including all transaction
               fees)                                                      (3.2%)

             The graph below represents the annualized total return of the portfolio including all transaction fees versus the Morgan Stanley Capital International Latin America (Free) Index from October 1, 1994 through April 30, 1997.

             - MCBT - Emerging Americas Fund (excluding all transaction
               fees)                                                      (3.7%)
             - MCBT - Emerging Americas Fund (including all transaction
               fees)                                                      (5.0%)
             - The Morgan Stanley Capital International Latin America
               (Free) Index                                               (0.4%)

                                      [graph]

(a) Performance for the benchmark is not available from September 19, 1994 (commencement of investment operations). For that reason, performance is shown from October 1, 1994.

Performance shown is net of all fees after reimbursement from the Manager. Returns and net asset values of fund investments will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. The total returns would have been lower had certain expenses not been waived during the period shown. Each performance figure including all transaction fees assumes purchase at the beginning and redemption at the end of the stated period and is calculated using an offering price which reflects a transaction fee of 175 basis points on purchase and 175 basis points on redemption. Transaction fees are paid to the Fund to cover trading costs. Past performance is not indicative of future performance.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                      PROFILE AT APRIL 30, 1997

PORTFOLIO  It has been a good year for Latin American equities.  The MSCI Latin
COMMENTS America (Free) Index has risen by 33.3%. Brazil, Colombia and Argentina were the star performers. New subscriptions have helped to swell the size of the fund from US$89.6m at the beginning of the 12 month period to US$194.6m now.

           Economies across the region are recovering and interest rates are falling. Inflation has declined and currencies have stabilised. Strong oil prices have been good for Venezuela and Mexico. It is not, therefore, surprising that the international investor has returned to the region.

           Our largest position was in BRAZIL. Here we have bought and held privatisation and electrical utility stocks such as Telebras, Telesp and Cemig. We had to wait until the second half of the year to reap the benefits of this strategy.

           Our MEXICAN portfolio was very focused. We favoured domestic stocks because we expected consumption to rise. Even though the consumer recovery did not materialise, stocks such as Soriana performed well earlier in the year. We also bought stocks which benefit directly from stronger economic activity such as Tamsa and Corporacion Geo. They have served us well.

           Elsewhere, we reduced our exposure to ARGENTINA in December in anticipation of a rise in US interest rates. We established
           holdings in VENEZUELA.   Here, CANTV, the first privatisation
           issue, provided us with a good opportunity to make money. We also added to our CHILEAN exposure, buying CTC.

           Outlook

           We expect markets to pause for breath before moving ahead towards the end of the calendar year. Looming elections in Mexico and Argentina may create short-term turbulence.

           Longer-term, economic growth of 4-5% across the region, falling interest rates and deregulation make Latin America attractive.

INVESTMENT All members of the investment team report directly to Joe Scott MANAGER Plummer (Chief Investment Officer), who has 27 years investment PROFILE experience. All funds are managed on a team basis with a named director heading each team.

           James Fairweather has managed the MCBT Emerging Americas Fund since inception.

           James spent three years with Montague Loebl Stanley & Co. as an institutional sales and economic assistant. Moved into Eurobond sales for 18 months with Kleinwort Benson before joining Martin Currie in 1984. He has worked in our Far East, North American and Continental European investment teams. Appointed a director in 1987, he became head of our Continental Europe team in 1992. A member of the asset allocation committee, James was appointed Deputy Chief Investment Officer in 1994 with overall responsibility for our investments in emerging markets.

           Joanna Terrett assists James.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                      PROFILE AT APRIL 30, 1997

ASSET ALLOCATION
    (% of net assets)



39%     Brazil
25%     Mexico
10%     Argentina
 4%     Peru
 4%     Other Areas
13%     Chile
 5%     Other Net Assets

                                       [CHART]




LARGEST HOLDINGS
BY COUNTRY                          % OF NET ASSETS

    BRAZIL

    Telebras, ADR                          10.0
    Telec do Rio Janeiro                    3.3

    MEXICO

    Bufete Industrial, ADR                  2.7
    Empresas La Moderna                     2.6

    ARGENTINA

    Banco de Galicia, ADR                   3.3
    Compania Perez Companc                  3.2

    CHILE

    Compania de Telefonos de Chile          4.7

    PERU

    Telefonica del Peru, CL B               3.0

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                         SHARES       VALUE
                                                         ------       -----

COMMON AND PREFERRED STOCKS - 94.9%
ARGENTINA - 9.9%
    ARGENTINA EQUITY INVESTMENTS *                        15,000   $  1,590,600
    BANCO DE GALICIA, ADR                                261,098      6,352,025
    COMPANIA PEREZ COMPANC                               778,567      6,314,810
    IMPORTADORA Y EXPORTADORA PATAGONIA                   90,000      1,125,112
    TELEFONICA DE ARGENTINA, ADR                         114,000      3,790,500
                                                                    -----------
       TOTAL ARGENTINA - (COST $13,409,932)                          19,173,047
                                                                    -----------
BRAZIL - 39.3%
    BANCO ITAU                                         7,910,000      4,276,681
    BRASMOTOR                                          5,850,000      1,402,680
    BRAZIL FAST FOOD *                                   312,500        703,125
    BRAZIL REALTY, GDR                                    50,000      1,349,318
    BRAZILIAN EQUITY INVESTMENTS *                        44,000      1,395,240
    CEMIG, ADR                                            85,063      3,827,835
    COMPANIA VALE DO RIO DOCE, ADR                       145,800      3,715,261
    ELETROBRAS                                        12,105,000      5,474,852
    GLOBEX UTILIDADES                                    115,000      2,054,537
    KLABIN FABRICADORA                                 3,500,000      3,620,122
    LIGHT SERVICOS DE ELETRICIDADE                     9,500,000      3,948,284
    MULTICANAL PARTICIPACOES, ADR *                       73,000      1,058,500
    PETROBRAS PETROLEO BRASIL                         20,000,000      4,203,103
    TELEBRAS, ADR                                        168,945     19,386,439
    TELEC DO RIO JANEIRO                              38,500,000      6,407,616
    TELECOMUNICACOES DE SAO PAULO                     10,740,000      3,049,817
    TV FILME INC. *                                      300,000      3,337,500
    UNIAO DE BANCOS BRASILIEROS                      104,130,000      3,846,984
    USIMINAS, ADR                                        296,700      3,450,621
                                                                    -----------
       TOTAL BRAZIL - (COST $54,640,382)                             76,508,515
                                                                    -----------
CHILE - 12.6%
    BANCO A. EDWARDS, ADR                                160,000      3,360,000
    COMPANIA DE TELEFONOS DE CHILE, ADR                  280,000      9,065,000
    ENERSIS, ADR                                          37,400      1,178,100
    LABORATORIO CHILE, ADR                               180,000      3,960,000
    MADECO, ADR                                           62,320      1,706,010
    MADERAS Y SINTETICO SOCIEDAD, ADS                     74,800      1,196,800
    PROVIDA, ADR                                         135,000      2,430,000
    SOCIEDAD QUIMICA Y MINERA, ADR                        28,200      1,670,850
                                                                    -----------
       TOTAL CHILE - (COST $21,962,858)                              24,566,760
                                                                    -----------
COLOMBIA - 1.8%
    BANCO GANADERO, ADR, CL B                              4,500        154,125
    BANCO GANADERO, ADR, CL C                            120,000      3,315,000
                                                                    -----------
       TOTAL COLOMBIA - (COST $3,241,470)                             3,469,125
                                                                    -----------

See notes to financial statements.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                         SHARES       VALUE
                                                         ------       -----

MEXICO - 25.2%
    BUFETE INDUSTRIAL, ADR *                             270,000   $  5,163,750
    CEMEX, CL B                                          900,000      3,295,790
    CIFRA SA DE CV, CL A                                 331,453        500,527
    CIFRA SA DE CV, CL B                               2,710,000      4,160,574
    COCA COLA FEMSA, ADR                                  85,050      2,966,119
    CONSORCIO ARA *                                      450,000      1,528,975
    CONTROLADORA COMERCIAL MEXICANA, GDR *                35,000        533,750
    CORPORACION GEO, SERIES B *                          430,000      2,002,139
    CORPORACION INDUSTRIAL ALFA, CL A                    825,244      4,527,860
    EMPRESAS LA MODERNA                                1,000,000      5,134,336
    GRUPO FINANCIERO BANAMEX, CL B                     1,950,000      4,176,556
    GRUPO INDUSTRIAL CAMESA SA DE CV *                 1,000,000        553,703
    HYLSAMEX, GDS                                        113,000      2,902,970
    KIMBERLY CLARKE, ADR                                  80,000      1,520,000
    SAN LUIS CPO                                         545,000      3,147,989
    TELEFONOS DE MEXICO, ADR                              81,000      3,341,250
    TUBOS DE ACERO DE MEXICO, ADR *                      224,400      3,674,550
                                                                    -----------
       TOTAL MEXICO - (COST $43,238,654)                             49,130,838
                                                                    -----------
PERU - 3.6%
    MINAS BUENAVENTURA, ADR                               42,000        913,500
    MINAS BUENAVENTURA, CL A                               7,862         73,900
    MINAS BUENAVENTURA, CL B                               1,965         21,309
    PERU REAL ESTATE, CL B *                           2,176,100        285,792
    TELEFONICA DEL PERU, CL B                          2,408,512      5,802,119
                                                                    -----------
       TOTAL PERU - (COST $6,699,275)                                 7,096,620
                                                                    -----------
VENEZUELA - 2.5%
    COMPANIA ANONIMA NACIONAL TELEFONOS, ADR, CL D *      62,000      1,860,000
    MAVESA, ADR                                          275,000      1,890,625
    SIVENSA, ADR                                         350,000      1,050,000
                                                                    -----------
       TOTAL VENEZUELA - (COST $4,830,511)                            4,800,625
                                                                    -----------
TOTAL COMMON AND PREFERRED STOCKS - (COST $148,023,082) +           184,745,530
                                                                    -----------
                                                      PRINCIPAL
                                                       AMOUNT
                                                       ------
SHORT TERM INVESTMENT - 3.6%
    STATE STREET BANK AND TRUST REPURCHASE AGREEMENT,
    5.15%, 5/01/1997 (A)                             $ 6,954,000      6,954,000
                                                                    -----------
TOTAL SHORT TERM INVESTMENT - (COST $6,954,000)                       6,954,000
                                                                    -----------

See notes to financial statements.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                        SCHEDULE OF INVESTMENTS
                                                                 APRIL 30, 1997

                                                         SHARES       VALUE
                                                         ------       -----

TOTAL INVESTMENTS - (COST  $154,977,082) - 98.5%                  $ 191,699,530
CASH, RECEIVABLES AND OTHER ASSETS, LESS LIABILITIES - 1.5%           2,897,297
                                                                    -----------
NET ASSETS - 100.0%                                              $  194,596,827
                                                                    -----------
                                                                    -----------

*    Non-income producing security.
(a) The repurchase agreement, dated 4/30/97, $6,954,000 par due 5/01/97, is collateralized by United States Treasury Notes, 6.25%, due 3/31/99, with a market value of $7,094,661.

+ Percentages of long term investments are presented in the portfolio by country. Percentages of long term investments by industry are as follows:
     Auto Parts 0.7%, Banks 14.3%, Chemicals 0.9%, Construction and Building Materials 4.2%, Direct 0.3%, Drugs & Health Care 2.0%, Electric Utilities 6.8%, Electrical Equipment 0.9%, Engineering 2.7%, Food & Beverages 5.5%, Insurance 2.3%, Investment Companies 1.5%, Manufacturing 1.0%, Mining 2.4%, Oil & Gas 2.2%, Paper 2.6%, Petroleum Services 3.9%, Real Estate 1.6%, Retail 0.6%, Retail Trade 5.3%, Steel 3.8%, Telecommunication 15.4%, Telecommunications Services 10.3%, Telephone 3.7%.

ADR  American Depositary Receipts.
ADS  American Depositary Shares.
GDR  Global Depositary Receipts.
GDS  Global Depositary Shares.

See notes to financial statements.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                            STATEMENT OF ASSETS AND LIABILITIES
                                                                 APRIL 30, 1997

ASSETS
   Investments in securities, at value (cost $148,023,082) (Note B)               $ 184,745,530
   Investments in repurchase agreements, at value (Note B)                            6,954,000
                                                                                  -------------
         Total Investments                                                          191,699,530
   Cash                                                                                     938
   Foreign currency, at value (cost $79,255) (Note B)                                    79,196
   Receivable for investments sold                                                    3,441,757
   Dividend and interest receivable                                                   1,121,764
   Foreign tax reclaims receivable                                                        5,587
   Prepaid insurance expense                                                             15,664
   Deferred organization expenses (Note B)                                                6,085
                                                                                  -------------
         TOTAL ASSETS                                                               196,370,521
                                                                                  -------------
LIABILITIES
   Payable for investments purchased                                                  1,026,103
   Management fee payable (Note C)                                                      680,059
   Administration fee payable (Note C)                                                   13,305
   Trustees fees payable (Note C)                                                         2,486
   Accrued expenses and other liabilities                                                51,741
                                                                                  -------------
         TOTAL LIABILITIES                                                            1,773,694
                                                                                  -------------
TOTAL NET ASSETS                                                                  $ 194,596,827
                                                                                  -------------
                                                                                  -------------
COMPOSITION OF NET ASSETS:
   Paid-in-capital                                                                $ 167,440,183
   Undistributed net investment income                                                  233,331
   Accumulated net realized loss on investment and foreign currency transactions     (9,798,953)
   Net unrealized appreciation on investment and foreign currency transactions       36,722,266
                                                                                  -------------
TOTAL NET ASSETS                                                                  $ 194,596,827
                                                                                  -------------
                                                                                  -------------
NET ASSET VALUE PER SHARE                                                         $        9.43
($194,596,827 / 20,646,341 shares of beneficial interest outstanding)             -------------
                                                                                  -------------

See notes to financial statements.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                        STATEMENT OF OPERATIONS
                                                      YEAR ENDED APRIL 30, 1997

INVESTMENT INCOME
   Interest income                                                   $  339,275
   Dividend income                                                    3,204,198
   Foreign taxes withheld                                              (218,810)
                                                                    -----------
         TOTAL INVESTMENT INCOME                                      3,324,663
                                                                    -----------
EXPENSES
   Management fee (Note C)                                            2,157,383
   Custodian fee                                                        208,238
   Administration fee (Note C)                                          111,619
   Audit fee                                                             24,194
   Legal fees                                                            10,888
   Transfer agent fee                                                     6,835
   Trustees fees (Note C)                                                 5,172
   Amortization of deferred organization expenses                         2,548
   Miscellaneous expenses                                                16,988
   Fees and expenses waived by the investment  manager (Note C)        (104,649)
                                                                    -----------
         TOTAL EXPENSES                                               2,439,216
                                                                    -----------
NET INVESTMENT INCOME                                                   885,447
                                                                    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FOREIGN CURRENCY
   Net realized gain on investments                                   1,359,144
   Net realized loss on foreign currency transactions                   (70,475)
   Net increase in unrealized appreciation on:
         Investments                                                 31,143,844
         Foreign currency transactions                                      330
                                                                    -----------
NET GAIN ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS            32,432,843
                                                                    -----------
NET INCREASE IN NET ASSETS FROM OPERATIONS                          $33,318,290
                                                                    -----------
                                                                    -----------
See notes to financial statements.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                             STATEMENT OF CHANGES IN NET ASSETS

                                                                           YEAR            YEAR
                                                                           ENDED           ENDED
                                                                      APRIL 30, 1997  APRIL 30, 1996
                                                                      --------------  --------------
NET ASSETS at beginning of period                                      $  89,599,602   $ 39,833,637
                                                                       -------------   ------------
INCREASE IN NET ASSETS FROM OPERATIONS:
   Net investment income                                                     885,447        532,282
   Net realized gain (loss) on investment transactions                     1,359,144     (1,320,182)
   Net realized loss on foreign currency transactions                        (70,475)      (431,239)
   Net unrealized appreciation (depreciation) on:
         Investments                                                      31,143,844      8,674,586
         Foreign currency transactions                                           330           (209)
                                                                       -------------   ------------
   Net increase in net assets from operations                             33,318,290      7,455,238
                                                                       -------------   ------------
DISTRIBUTIONS TO SHAREHOLDERS FROM:
   Net investment income                                                    (581,714)      (369,749)
                                                                       -------------   ------------
CAPITAL SHARE TRANSACTIONS:
   Net proceeds from sales of shares                                      73,420,567     49,179,620
   Reinvestment of dividends and distributions to shareholders               564,807        353,471
   Cost of shares repurchased                                             (3,086,300)    (7,864,000)
   Paid in capital from subscription and redemption fees                   1,361,575      1,011,385
                                                                       -------------   ------------
   Total increase in net assets from capital share transactions           72,260,649     42,680,476
                                                                       -------------   ------------
NET INCREASE IN NET ASSETS                                               104,997,225     49,765,965
                                                                       -------------   ------------
NET ASSETS at end of period (net of accumulated net investment         $ 194,596,827   $ 89,599,602
   income of $233,331 and $74, respectively)                           -------------   ------------
                                                                       -------------   ------------
OTHER INFORMATION:
CAPITAL SHARE TRANSACTIONS:
   Shares sold                                                             9,227,999      6,887,372
   Shares issued in reinvestment of distributions to shareholders             69,729         51,526
   Less shares repurchased                                                  (351,983)    (1,057,543)
                                                                       -------------   ------------
   Net share transactions                                                  8,945,745      5,881,355
                                                                       -------------   ------------
                                                                       -------------   ------------

See notes to financial statements.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                           FINANCIAL HIGHLIGHTS
                                         FOR A SHARE OUTSTANDING FOR THE PERIOD

                                                                           YEAR            YEAR       SEPT. 19, 1994*
                                                                           ENDED           ENDED         THROUGH
                                                                      APRIL 30, 1997  APRIL 30, 1996  APRIL 30, 1995
                                                                      --------------  --------------  --------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                        $  7.660       $  6.850      $  10.000

Net investment income(loss)                                                    0.040          0.025         (0.004)
Net realized and unrealized gain(loss) on investment
  and foreign currency transactions                                            1.688          0.720         (3.298)
                                                                       -------------   ------------   ------------
Total from investment operations                                               1.728          0.745         (3.302)
                                                                       -------------   ------------   ------------
Less distributions:
  Dividends from net investment income                                        (0.029)        (0.040)         0.000
                                                                       -------------   ------------   ------------
Paid in capital from subscription and redemption fees (Note B)                 0.071          0.105          0.152
                                                                       -------------   ------------   ------------

Net asset value, end of period                                              $  9.430       $  7.660       $  6.850
                                                                       -------------   ------------   ------------
                                                                       -------------   ------------   ------------

TOTAL INVESTMENT RETURN (1)                                                   23.55%         12.48%         (31.50)%(2)
                                                                       -------------   ------------   ------------
                                                                       -------------   ------------   ------------

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period                                               $194,596,827   $ 89,599,602   $ 39,833,637
Operating expenses, net, to average net assets (Note C)                        1.70%          1.70%          1.80%(3)
Operating expenses, gross, to average net assets (Note C)                      1.77%          1.95%          1.80%(3)
Net investment income(loss) to average net assets                              0.62%          0.88%          (0.11)%(3)
Portfolio turnover rate                                                          50%            61%            89%
Average commission rate per share (4)                                      $  0.0002      $  0.0001            N/A
Per share amount of fees waived (Note C)                                    $  0.005       $  0.007       $  0.000

-------------------------------------------------------------------------------
*    Commencement of investment operations.
(1) Total return at net asset value assuming all distributions reinvested and no purchase premiums or redemption fees.
(2)  Periods less than one year are not annualized.
(3)  Annualized.
(4) The average commission rate paid is applicable for Funds that invest greater than 10% of average net assets in equity transactions on which commissions are charged. This disclosure is required for fiscal periods beginning on or after September 1, 1995.
See notes to financial statements.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                                  NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION
Martin Currie Business Trust ("MCBT") (the "Trust") is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust on May 20, 1994. The Trust offers six funds which have differing investment objectives and policies: Global Growth Fund, Opportunistic EAFE Fund, Global Emerging Markets Fund, Japan Small Companies Fund, Emerging Americas Fund and Emerging Asia Fund, (the "Funds"). The MCBT Emerging Americas Fund (the "Fund") commenced investment operations on September 19, 1994. The Fund's Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest, without par value.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements.

VALUATION OF INVESTMENTS - The Fund's portfolio securities traded on a securities exchange are valued at the last quoted sale price, or, if no sale occurs, at the mean of the most recent quoted bid and asked prices. Unlisted securities for which market quotations are readily available are valued at the mean of the most recent quoted bid and asked prices. Prices for securities which are primarily traded in foreign markets are furnished by quotation services expressed in the local currency's value and are translated into U.S. dollars at the current rate of exchange. Short-term securities and debt securities with a remaining maturity of 60 days or less are valued at their amortized cost. Options and futures contracts are valued at the last sale price on the market where such options or futures contract is principally traded. Options traded over-the-counter are valued based upon prices provided by market makers in such securities or dealers in such currencies. Securities for which current market quotations are unavailable or for which quotations are not deemed by the investment adviser to be representative of market values are valued at fair value as determined in good faith by the Trustees of the Fund, or by persons acting pursuant to procedures established by the Trustees.

REPURCHASE AGREEMENTS - In connection with transactions in repurchase agreements, the Fund's custodian takes possession of the underlying collateral securities, the value or market price of which is at least equal to the principal amount, including interest, of the repurchase transaction. To the extent that any repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to ensure the adequacy of the collateral. In the event of default of the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

INVESTMENT TRANSACTIONS - Investment security transactions are recorded on the date of purchase or sale. Realized gains and losses from security transactions are determined on the basis of identified cost.

INVESTMENT INCOME - Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

FOREIGN CURRENCY TRANSLATIONS - The records of the Fund are maintained in U.S. dollars. Foreign currency amounts are translated into U.S. dollars at a current rate of exchange of such currency to determine the value of investments, other assets and liabilities on the date of any determination of net asset value of the Fund. Purchases and sales of securities and income and expenses are converted at the prevailing rate of exchange on the respective dates of such transactions.

The Fund may realize currency gains or losses between the trade and settlement dates on security transactions. To minimize such currency gains or losses, the Fund may enter into forward foreign currency contracts.

The net U.S. dollar value of foreign currency underlying all contractual commitments held by the Fund on each day and the resulting net unrealized appreciation, depreciation and related net receivable or payable amounts are determined by using forward currency exchange rates supplied by a quotation service.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

FOREIGN CURRENCY TRANSLATIONS (CONTINUED) - Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, and are included with the net realized and unrealized gain or loss on investment securities.

FORWARD FOREIGN CURRENCY CONTRACTS - A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.

EXPENSES - Expenses directly attributable to the Fund are charged to the Fund. Expenses not directly attributable to a Fund are either split evenly among the affected Funds, allocated on the basis of relative average net assets, or otherwise allocated among the Funds as the Board of Trustees may direct or approve. Certain costs incurred in connection with the organization of the Trust and each Fund have been deferred and are being amortized on a straight line basis over a five year period starting on each Fund's commencement of operations.

DISTRIBUTIONS TO SHAREHOLDERS - The Fund declares and distributes dividends from net investment income, if any, and distributes its net realized capital gains, if any, at least annually. All distributions will be reinvested in shares of the Fund at the net asset value unless the shareholder elects in the subscription agreement to receive cash. Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for passive foreign investment companies (PFIC's), foreign currency transactions, losses deferred due to wash sales, post October 31 losses and excise tax regulations. Permanent book and tax differences relating to shareholder distributions will result in reclassifications to paid-in-capital. Distributions are recorded on the ex-dividend date.

PURCHASES AND REDEMPTIONS OF FUND SHARES - There is a purchase premium for cash investments into the Fund of 1.75% of the amount invested and a redemption fee on cash redemptions of 1.75% of the amount redeemed. All purchase premiums and redemption fees are paid to and retained by the Fund and are recorded as paid-in-capital by the Fund. These fees are intended to offset brokerage and transaction costs arising in connection with the purchase and redemption. The purchase and redemption fees may be waived by the Manager, however, if these brokerage and transaction costs are minimal or in other circumstances at the Manager's discretion. For the year ended April 30, 1997, $1,307,675 was collected in purchase premiums and $53,900 was collected in redemption fees.

INCOME TAXES - Each Fund of the Trust is treated as a separate entity for U.S. federal income tax purposes. Each Fund intends to qualify each year as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Funds will not be subject to federal income taxes to the extent that they distribute substantially all of their taxable income, including realized capital gains, for the fiscal year. In addition, by distributing substantially all of their net investment income, capital gains and certain other amounts, if any, during the calendar year, the Funds will not be subject to a federal excise tax. As of April 30, 1997 the Fund has a realized capital loss carryforward, for Federal income tax purposes, of $9,535,196 (expires April 30, 2004), available to be used to offset future realized capital gains. As of April 30, 1997 the Fund has elected for Federal income tax purposes to defer a $44,693 current year post October 31 loss as though the loss was incurred on the first day of the next fiscal year.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

INCOME TAXES (CONTINUED) - The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

The Fund intends to make an election under Internal Revenue Code Section 853 to pass through foreign taxes paid by the Fund to its shareholders. During the year ended April 30, 1997 the total amount of foreign taxes that will be passed through to the shareholders and the foreign source income for information reporting purposes will be $207,307 (of the total $218,810 taxes withheld) and $3,209,921, respectively.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses at the date of the financial statements. Actual results could differ from these estimates.

NOTE C - AGREEMENTS AND FEES
The Fund has entered into a Management Contract with Martin Currie Inc. (the "Investment Manager"), a wholly owned subsidiary of Martin Currie Ltd. Under the Management Contract, the Fund pays the Investment Manager a quarterly management fee at the annual rate of 1.50% of the Fund's average net assets. Prior to September 20, 1996 the Investment Manager had voluntarily agreed to limit its fee to 1.25% of the Fund's average net assets, which resulted in a waiver of $104,649.

The Investment Manager has also voluntarily undertaken to reduce its fee until further notice to the extent necessary to limit the Fund's annual expenses (including the management fee but excluding brokerage commissions, transfer taxes, and extraordinary expenses) to 2.00% of the Fund's average net assets on an annualized basis. For the year ended April 30, 1997, it was not necessary for the Investment Manager to waive any additional fees.

State Street Bank and Trust Company (the "Administrator") serves as administrator of the Fund. The Administrator performs certain administrative services for the Fund. The Fund pays the Administrator a fee at the rate of 0.08% of the Fund's average net assets up to $125 million, 0.06% of the next $125 million, and 0.04% of those assets in excess of $250 million, subject to certain minimum requirements, plus certain out of pocket costs. State Street Bank and Trust Company also receives fees and compensation of expenses for certain custodian and transfer agent services.

Trustees of the Trust who are not interested persons receive aggregate annual fees of $20,000.

NOTE D - INVESTMENT TRANSACTIONS
Purchases and proceeds from sales and maturities of investments, excluding short-term securities for the year ended April 30, 1997 were $135,733,800 and $67,870,530, respectively.

The identified cost of investments in securities and repurchase agreements owned for federal income tax purposes and their respective gross unrealized appreciation and depreciation at April 30, 1997 were as follows:

      IDENTIFIED           GROSS UNREALIZED           NET UNREALIZED
         COST        APPRECIATION    (DEPRECIATION)    APPRECIATION
    -------------    ------------    --------------   --------------
    $ 155,953,609    $ 40,234,856     $ (4,488,935)    $ 35,745,921

NOTE E - PRINCIPAL SHAREHOLDERS
As of April 30, 1997 there was one shareholder who owned greater than 10% of the Fund's outstanding shares, representing 28% of the Fund.

                                                    MCBT EMERGING AMERICAS FUND
-------------------------------------------------------------------------------
                                      NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE F - CONCENTRATION OF RISK
The Fund will invest extensively in foreign securities (i.e., those which are not listed on a United States securities exchange). Investing in foreign securities involves risks not typically found in investing in U.S. markets. These include risks of adverse change in foreign economic, political, regulatory and other conditions, and changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments and capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Furthermore, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. The securities of some foreign companies and foreign securities markets are less liquid and at times more volatile than securities of comparable U.S. companies and U.S. securities markets.

The risks of investing in foreign securities may be heightened in the case of investments in emerging markets or countries with limited or developing capital markets. Security prices in emerging markets can be significantly more volatile than in the more developed nations of the world, reflecting the greater uncertainties of investing in less established markets and economies. In particular, countries with emerging markets may have relatively unstable governments, present the risk of nationalization, restrictions on foreign ownership, imposition of witholding taxes on dividend or interest payments and capital gains, or prohibitions on repatriation of assets, and may have less protection for property rights than more developed countries. Political change or instability may adversely affect the economies and securities markets of such countries.

                          REPORT OF INDEPENDENT ACCOUNTANTS






To the Trustees and Shareholders of the
Martin Currie Business Trust - Emerging Americas Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Emerging Americas Fund (the "Fund") at April 30, 1997, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and the financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 1997 by correspondence with the custodian and brokers and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts
June 17, 1997

                        MARTIN CURRIE BUSINESS TRUST


                             ____________________



                            TRUSTEES  AND OFFICERS

                 C. James P. Dawnay, TRUSTEE AND PRESIDENT *
                           Simon D. Eccles, TRUSTEE
                        Patrick R. Wilmerding, TRUSTEE
              W. Stewart Coghill, VICE PRESIDENT AND TREASURER
                       J. Grant Wilson, VICE PRESIDENT
                        Julian M.C. Livingston, CLERK

                            * INTERESTED TRUSTEE
                             ____________________



                              INVESTMENT MANAGER

                              Martin Currie, Inc.
                                 Saltire Court
                               20 Castle Terrace
                               Edinburgh EH1 2ES
                              011-44-131-229-5252

                               Regulated by IMRO

                   Registered Investment Adviser with the SEC
                             ____________________



The information contained in this report is intended for general informational purposes only. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Private Placement Memorandum which contains important information concerning the Fund and its current offering of shares.